UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of registrant’s name into English)

3, Rothschild Street
Tel Aviv 6688106
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUPERCOM LTD.

6-K Items

On January 31, 2025 (the “Closing Date”), SuperCom Ltd. (the “Company”) completed its previously announced registered direct offering with certain accredited institutional investors (the “Purchasers”) of an aggregate of 545,454 of its ordinary shares, par value NIS 50 per share (the “ordinary shares”), at a purchase price of $11.00 per ordinary share. The gross proceeds to the Company from this offering are approximately $6.0 million before deducting the placement agent's fees and other offering expenses. This offering was effected pursuant to Securities Purchase Agreements, each dated as of January 30, 2025 (the “Purchase Agreements”), entered into between the Company and the Purchasers. Please refer to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on January 31, 2025 for a summary of the offerings, the material terms of the Purchase Agreements and the other agreements entered into in connection therewith.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.
By: /s/ Ordan Trabelsi
Name: Ordan Trabelsi
Title: Chief Executive Officer
Date: February 7, 2025